Exhibit 4.26

Description of Intercontinental Exchange, Inc.’s Securities Registered Under Section 12 of the Exchange Act
The following summary of the capital stock of Intercontinental Exchange, Inc. (“ICE”) is based on and qualified by ICE’s sixth amended and restated certificate of incorporation (the “certificate of incorporation”) and ICE’s ninth amended and restated bylaws (the “bylaws”). For a complete description of the terms and provisions of ICE’s capital stock, refer to the certificate of incorporation and the bylaws, both of which are filed as exhibits to this Annual Report on Form 10-K. Throughout this exhibit, references to “we,” “our,” “us” and “the Company” refer to ICE.
General
Pursuant to the certificate of incorporation, ICE’s authorized capital stock consists of one billion six hundred million (1,600,000,000) shares, each with a par value of $0.01 per share, of which:
•one hundred million (100,000,000) shares are designated as preferred stock; and
•one billion five hundred million (1,500,000,000) shares are designated as common stock.
Common Stock
Holders of ICE’s common stock have the following rights, privileges and limitations:
•Voting: Each share of common stock is entitled to one vote per share, provided that for so long as ICE directly or indirectly controls a national securities exchange registered under Section 6 of the Exchange Act (each such national securities exchange so controlled, an “Exchange”), no person, either alone or together with its related persons (as that term is defined in Article V of the certificate of incorporation), is entitled to vote or cause the voting of shares of ICE stock representing in the aggregate more than 10% of the then outstanding votes entitled to be cast on such matter. ICE will disregard any votes cast in excess of the 10% voting limitation unless the ICE board of directors expressly permits a person, either alone or together with its related persons, to exercise a vote in excess of the voting limitation and the Securities and Exchange Commission (the “SEC”) approves such vote.
•Ownership: For so long as ICE directly or indirectly controls an Exchange, no person, either alone or together with its related persons, may beneficially own shares of stock representing in the aggregate more than 20% of the then outstanding votes entitled to be cast on any matter. The 20% ownership limitation will apply unless the ICE board of directors expressly permits a person, either alone or together with its related persons, to own shares in excess of the limitation and the SEC approves such exception. If no such permission is granted and approved, any person who owns shares of ICE stock in excess of the 20% ownership threshold will be obligated to sell, and ICE will be obligated to purchase, at par value the number of shares held by such person above the ownership limitation.
•Dividends and distributions: The holders of shares of ICE common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by the ICE board of directors from legally available assets or funds.
•Liquidation, dissolution or winding-up: In the event of the liquidation, dissolution or winding-up of ICE, holders of the shares of common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of any ICE preferred stock.
•Restrictions on transfer: Neither the certificate of incorporation nor the bylaws contain any restrictions on the transfer of shares of ICE common stock, although restrictions on transfer may be imposed under applicable securities laws.
•Redemption, conversion or preemptive rights: Holders of shares of common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for ICE securities.
•Other provisions: There are no sinking fund provisions applicable to the common stock, nor is the common stock subject to calls or assessments by ICE.

The rights, preferences, and privileges of the holders of shares of ICE common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that ICE may designate and issue in the future.
Limitation of Liability and Indemnification Matters
The certificate of incorporation provides that no ICE director will be liable to ICE or its stockholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the Delaware General Corporation Law, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. The bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or senior officer of ICE or, at the request of ICE, serves or served as a director, officer, partner, member, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. The bylaws also provide that, to the extent authorized from time to time by the ICE board of directors, ICE may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.
Section 203 of the Delaware General Corporation Law
ICE is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner or a certain level of stock is acquired upon consummation of the transaction in which the person became an interested stockholder. A business combination includes, among other things, a merger, asset sale or a transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203 of the Delaware General Corporation Law, a business combination between ICE and an interested stockholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:
•prior to the time the stockholder became an interested stockholder, the ICE board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of ICE voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or
•the business combination is approved by the ICE board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2/3% of ICE outstanding voting stock that is not owned by the interested stockholder.
Certain Anti-Takeover Matters
The certificate of incorporation and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the ICE board of directors rather than pursue non-negotiated takeover attempts. These provisions include:
Board of Directors
Vacancies and newly created seats on the ICE board of directors may be filled only by the ICE board of directors. Generally, only the ICE board of directors may determine the number of directors on the ICE board of directors. However, if the holders of any class or classes of stock or series thereof are entitled to elect one or more directors, then the number of directors elected by the holders of such stock will be determined according to the terms of the stock and pursuant to the resolutions relating to the stock. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the ICE board of directors makes it more difficult to change the composition of the ICE board of directors. These provisions are designed to promote a continuity of existing management.
Advance Notice Requirements
The bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of ICE stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to the ICE secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of ICE not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.
Proxy Access
The bylaws provide that qualified stockholders can nominate candidates for election to the ICE board of directors if such stockholders comply with the requirements contained in our bylaws within the designated time periods. Under the proxy access provisions of our bylaws, any stockholder (or group of up to 20 stockholders) owning 3% or more of our common stock continuously for at least three years may nominate up to two individuals or 20% of the ICE board of directors, whichever is greater, as director candidates for election to the ICE board of directors, and require us to include such nominees in our annual meeting proxy statement if the stockholders and nominees satisfy the requirements contained in our bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the ICE secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of ICE no earlier than the close of business 150 calendar days and no later than the close of business 120 calendar days before the anniversary date that we mailed our proxy materials for the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.
Adjournment of Meetings of Stockholders Without a Stockholder Vote
The bylaws permit the chair of the meeting of stockholders, who is appointed by the ICE board of directors, to adjourn any meeting of stockholders for a reasonable period of time without a stockholder vote.
Special Meetings of Stockholders
The certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by (1) the ICE board of directors, (2) the chair of the ICE board of directors, (3) the chief executive officer, or (4) the secretary upon the receipt of a written request of (and subject to compliance with procedures specified in the bylaws by) one or more holders of record holding as of the date of the secretary’s receipt of such written request shares of ICE common stock representing in the aggregate at least 20% of the shares of ICE common stock outstanding at such time that would be entitled to vote at the meeting.
No Written Consent of Stockholders
The certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting. The certificate of incorporation does not permit holders of shares of ICE common stock to act by written consent without a meeting.
Amendment of Certificate of Incorporation and Bylaws
The certificate of incorporation provides that ICE reserves the right to amend or repeal any provision contained in the certificate of incorporation in any manner permitted by law, and all rights conferred upon stockholders in the certificate of incorporation are granted subject to this reservation. Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.
Subject to certain exceptions, the ICE board of directors is expressly authorized to adopt, amend or repeal any or all of the ICE bylaws at any time. ICE stockholders may adopt, amend or repeal any of the bylaws by an affirmative vote of the holders of a majority of the voting power of all outstanding ICE common stock and all other outstanding shares of stock of ICE entitled to vote on the matter, with such outstanding shares of ICE common stock and other stock considered for this purpose as a single class.

For so long as ICE shall control, directly or indirectly, any Exchange, before any amendment or repeal of any provision of the bylaws or the certificate of incorporation may become effective, it must be submitted to the boards of directors of each Exchange. If any of these boards of directors determines that the amendment or repeal must be filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act, then the amendment or repeal shall not be effectuated until filed with, or filed with and approved by, as applicable, the SEC.
Listing
ICE’s common stock is listed on the New York Stock Exchange under the symbol “ICE”.
Transfer Agent
The transfer agent for ICE common stock is Computershare Investor Services.
Blank Check Preferred Stock
The certificate of incorporation provides for one hundred million (100,000,000) authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the ICE board of directors to render more difficult or to discourage an attempt to obtain control of ICE by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the ICE board of directors were to determine that a takeover proposal is not in the best interests of ICE, the ICE board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the certificate of incorporation grants the ICE board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The ownership limitations described above under “Common Stock” are applicable to holders of preferred stock, and, to the extent holders of shares of preferred stock are entitled to vote on a matter, the voting limitations described above under “Common Stock” would also be applicable to holders of preferred stock. The ICE board of directors currently does not intend to seek stockholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.